EX-99.77C

     The following votes were cast at a special General Meeting of Shareholders of ASA held on November 11, 2004.

     PROPOSAL TO APPROVE THE REORGANIZATION OF ASA LIMITED INTO ASA (BERMUDA) LIMITED AND THE SUBSEQUENT WINDING UP OF ASA LIMITED.

                  For           Against            Abstain
                  ---           -------            -------

               3,992,540         42,265             31,491


     The financial statements for the fiscal year ended November 30, 2004, reflect the results of operations of ASA through November 19, 2004 (the closing date of the reorganization) and the results of ASA (Bermuda) Limited for the period November 20, 2004 through November 30, 2004.

     The N-SAR B for ASA (Bermuda) Limited includes information for the entire fiscal year ended November 30, 2004.